Exhibit 6.3

AGREEMENT

This Employment Agreement (the "Agreement") is entered into by and between Sugarfina Holdings LLC (Sugarfina), or any of its current or future subsidiaries, affiliates, successors or assigns (the "Company"), and Scott A. LaPorta (the "Executive"), and shall be effective as of November 1, 2019 (the "Effective Date").

WHEREAS, the Company desires to employ the Executive as a member of the Board of Directors and the Chief Executive, Financial, and Administrative Officer, of the Company; and

WHEREAS, the Company and the Executive desire to enter into this Agreement governing the terms and conditions of the Executive's employment with the Company.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	POSITION AND DUTIES.

(a)            The Executive shall serve as a member of the Board of Managers and as the Chief Executive, Financial, and Administrative Officer of the Company, reporting to the Board of Managers. In this capacity, the Executive shall have the duties, authorities and responsibilities commensurate with the duties, authorities and responsibilities of persons in similar capacities in similarly sized companies, and such other duties, authorities and responsibilities as the Board of Directors shall designate from time to time that are not inconsistent with the Executive's position of the Company. When performing the duties set forth herein, the Executive shall observe and comply with all rules, regulations and policies adopted by the Company regarding employment or the operation of the business that have been provided to the Executive in writing.

(b)            The Executive shall devote substantially all of the Executive's business time, energy and skill and the Executive's best efforts to the performance of the Executive's duties with the Company, provided that the foregoing shall not prevent the Executive from the following activities (the "Other Activities"): (i) serving on the boards of directors of non-profit organizations and up to three other for-profit companies not in the same industry; (ii) participating in charitable, civic, educational, professional, community or industry affairs; and (iii) managing the Executive's passive personal investments, so long as such Other Activities in the aggregate do not materially interfere or conflict with the Executive's duties hereunder or create a business or fiduciary conflict.

(c)            In his capacity as Chief Executive, Financial, and Administrative Officer of the Company, Executive will directly or indirectly supervise all departments of the Company.

2.            TERM. The Company agrees to employ the Executive for a term of four years with successive one year renewal options under this Agreement, and the Executive agrees to be so employed, commencing on the Effective Date and continuing until such employment is terminated pursuant to Section 7, 8, 9, or 10 hereof(the "Term").

3.             BASE SALARY. The Company agrees to pay the Executive a base salary at an annual rate of not less than $485,000, less applicable taxes and withholdings, payable in accordance with the regular payroll practices of the Company, but not less frequently than twice per month (the "Executive's Base Salary"). The Executive's Base Salary shall be subject to review from time to time, but not less frequently than on an annual basis, by the Board of Directors, and may be increased, but not decreased below its then current level. The base salary as determined herein from time to time shall constitute "Base Salary" for purposes of this Agreement.

4.             PERFORMANCE BONUS. The Executive shall be eligible to receive an annual performance bonus based upon the attainment of certain pre-established goals, which performance goals will be established in good faith consultation with the Executive, and in writing as soon as reasonably practicable following the start of the applicable fiscal year, based on the Company's overall performance at the conclusion of each fiscal year (the "Performance Bonus"), provided that the Executive is employed in good standing by the Company on the last date of the applicable fiscal year. For purposes of this Agreement, "good standing" means that the Executive has not provided notice of resignation (other than for "Good Reason" as defined in Section 9(b) hereunder), and the Executive has not engaged in any activity that constitutes "Cause" as defined in Section 8(b) hereunder. The Executive's target Performance Bonus shall be 70% of the Base Salary (the "Target Bonus"), and the Executive shall be eligible to earn a Performance Bonus for each fiscal year of up to 200% of the Target Bonus. Subject to the final budget and plan for fiscal year 2020, the performance goals and target bonuses with respect to fiscal year 2020, are provided in Exhibit A. The Executive will be eligible for a discretionary performance bonus (at the sole discretion of the BOD) for the stub period in 2019 for successfully transitioning the business post-closing through the 2020 holiday season.

5.	EQUITY.

(a)            The Executive will receive a membership interest grant "Membership Grant" of 5% of the fully diluted membership interests outstanding at closing of Bristol Luxury Group LLC ("BLG"). BLG is the company that holds all of the interest of the Company as reflected in the structure chart of Exhibit F, and is the vehicle by which Vendome Trust (Diana Derycz-Kessler and Paul Kessler as trustees), Bristol Investment Fund, Barlock Capital and Executive own their interest in the Company. One-fourth of the Membership Grant will vest on October 31, 2020, and the remainder will vest ratably on a monthly basis over a 3 year period commencing on November 1st, 2020. Any unvested membership interest will become immediately vested in the event of an Exit Event. Exit Event is defined as: 1) a change in control or sale of the company, 2) an Initial Public Offering or any issuance of common stock that after taking into account the new shares on a fully diluted basis they constitute more than 50% of the shares then outstanding, 3) termination by the company without Cause, or 4) the Executive terminates his employment for Good Reason.

(b)            The Executive will be authorized to make a pari passu investment at Closing (the "Investment") or promptly thereafter alongside the principals of Sugarfina in Bristol Luxury Group LLC. The capital structure and valuation will be finalized on or around the date of the closing of the Company's purchase of the assets of Sugarfina, Inc. (the "Closing") which is estimated to be on October 31, 2019.

(c)            Separate Membership Grant and Investment agreements will be executed by the parties and constitute Exhibits to this Agreement upon signing.

6.	EMPLOYEE BENEFITS

(a)            BENEFITS PLAN. The Executive shall be eligible to part1c1pate in the Company's benefit plans and programs ("Benefit Plans") beginning November 1, 2019 and as they may exist from time to time, in accordance with their terms and by the Executive's election, as offered by the Company.

(b)            PAID TIME OFF. The Executive shall receive 20 days of paid time off ("PTO") per year and paid holidays in accordance with the Company's standard policy then in effect. The PTO accrual shall be capped at 30 days after which point no additional PTO shall accrue until and unless the Executive uses some of the accrued PTO.

(c)            BUSINESS EXPENSES. Upon presentation of appropriate documentation, and to the extent required by California law, the Company will reimburse the Executive for all reasonable and necessary business expenses incurred in connection with the performance of the Executive's duties hereunder and pursuant to the terms of the Company's policies with regard thereto, including, without limitation, those regarding applicable limits, submission of receipts and/or itemized statements of expenses. The Executive shall be permitted to travel in accordance with the Company's policies with regard thereto, provided that the Executive shall be permitted to upgrade to business-class service (or, if business-class service is not available, first-class service) on regularly scheduled commercial aircraft for all flights exceeding 2 hours in length.

7.	TERMINATION UPON DEATH OR DISABILITY.

(a)            The Executive's employment shall automatically terminate upon the death of the Executive.

(b)            Subject to applicable state and federal law, upon 30 days' prior written notice by the Company to the Executive, the Company may terminate the Executive's employment in the event the Executive has a Disability for more than 180 days (including weekends and holidays) in any consecutive 365-day period. Notwithstanding the foregoing, in the event that as a result of earlier absence because of mental or physical incapacity the Executive incurs a "separation from service" within the meaning of such term under "Code Section 409A" (as defined in Section 24(a) hereof), the Executive shall on such date automatically be terminated from employment as a Disability termination. "Disability" means the inability of the Executive to substantially perform his regular employment obligations under this Agreement, after being provided reasonable accommodation, due to a mental or physical illness, accident or incapacity, as determined by a licensed physician selected by the Company.

(c)            If the Executive's employment is terminated under this Section 7, then the Company shall (i) pay to the Executive (or his estate) his Base Salary earned through the date of termination, which shall be paid on the next payroll date immediately following such termination, (ii) pay to the Executive (or his estate) any accrued but unused PTO pursuant to Section 6(b), which shall be paid on the next payroll date immediately following such termination, (iii) reimburse the Executive's reasonable out-of-pocket business expenses pursuant to Section 6(c) through the date of termination, which shall be paid in accordance with Company policies and practices, and (iv) pay to the Executive all other accrued payments, benefits or fringe benefits to which the Executive is entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant or this Agreement (items (i) through (iv), collectively, the "Accrued Amounts") and Company shall have no other obligation to the Executive.

8.	TERMINATION BY THE COMPANY.

(a)            WITHOUT CAUSE. The Company may terminate the Executive's employment at any time without Cause (defined below) by giving 5 days' prior written notice to the Executive (or by providing the Executive with pay in lieu of such notice). If the Executive's employment is terminated under this provision, then the Company shall (i) pay or provide the Accrued Amounts and (ii) make a lump-sum payment to the Executive equal to: (A) the Executive's Base Salary plus (B) a pro-rata portion of the Executive's Target Bonus for the fiscal year in which the Executive's termination occurs (determined by multiplying the amount of such bonus which would be due for the full fiscal year by a fraction, the numerator of which is the number of days during the fiscal year of termination that the Executive is employed by the Company and the denominator of which is 365) (the "Severance Amount") on the Company's next payroll date immediately following the 60th day after such termination. The Company's obligation to pay the Severance Amount is conditioned on the Executive executing a general release of claims against the Company and its affiliates in the form attached as Exhibit E hereto (the "Release"), within 60 days after such termination and the Executive's continued compliance with the restrictive covenants contained in Section 11 of this Agreement.

(b)            WITH CAUSE. The Company may terminate the Executive's employment at any time with Cause and without advance notice to the Executive. "Cause" means (i) the Executive's gross negligence or willful misconduct in the performance of the Executive's duties to the Company that has or could reasonably be expected to have an adverse effect on the Company; (ii) the Executive's willful failure to perform the Executive's duties to the Company (other than as a result of death or a physical or mental incapacity); (iii) indictment for, conviction of, or pleading of guilty or nolo contendere to, a felony or any crime involving moral turpitude; (iv) the Executive's performance of any material act of theft, fraud, malfeasance or dishonesty in connection with the performance of the Executive's duties to the Company; or (v) a material breach of this Agreement or any other written agreement with the Company, or a violation of the Company's code of conduct or other written policy. No determination of Cause may be made until the Executive has been given written notice detailing the specific Cause event and a period of 30 days following receipt of such notice to cure such event (or, if such event is not so cured, an opportunity on at least five days advance written notice to appear (with legal counsel) before the full Board, if applicable, to discuss the specific circumstances alleged to constitute a Cause event. Notwithstanding anything to the contrary contained herein, the Executive's right to cure and appear before the full Board with legal counsel as set forth in the preceding sentence shall not apply if there are habitual or repeated breaches by the Executive or if the breach is not curable. If the Executive's employment is terminated under this provision, then the Company shall pay or provide the Accrued Amounts and the Company shall have no other obligation to the Executive.

9.	TERMINATION BY THE EXECUTIVE.

(a)            WITHOUT GOOD REASON. The Executive may terminate his employment at any time without Good Reason (as defined in Section 9(b) hereunder) by giving 30 days' prior written notice to the Company. If the Executive terminates his employment without Good Reason, then Company shall pay or provide the Accrued Amounts and the Company shall have no other obligation to the Executive. At the Company's sole discretion, the Company may elect to accelerate the termination of the Executive's employment to any date within the notice period.

(b)            FOR GOOD REASON. The Executive may terminate his employment for Good Reason subject to the provisions of this Section 9(b). If the Executive terminates his employment for Good Reason, the Executive shall be entitled to receive the Accrued Amounts and, subject to the Executive's compliance in all material respects with Section 11 of this Agreement and the Executive's execution and non-revocation of the Release, the Executive shall be entitled to receive the Severance Amount, payable in accordance with Section 8(a). For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events, without the express written consent of the Executive, unless such events are fully corrected in all material respects by the Company within 30 days following written notification by the Executive to the Company of the occurrence of one of the reasons set forth below:

(i)             material diminution in the Executive's Base Salary or Target Bonus other than for material shrinkage of company size;

(ii)            material diminution in the Executive's duties, authorities or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law);

(iii)           relocation, without the Executive's input and agreement, of the Executive's primary work location by more than 75 miles from its then current location;

(iv)          the Company's material breach of the Company's obligations under this Agreement; or

(v)           Paul Kessler and/or Diana Derycz-Kessler no longer own directly or indirectly a majority of the common voting stock of the company.

The Executive shall provide the Company with a written notice detailing the specific circumstances alleged to constitute Good Reason within 90 days after the first occurrence of such circumstances, and actually terminate employment within 30 days following the expiration of the Company's 30-day cure period described above. Otherwise, any claim of such circumstances as "Good Reason" shall be deemed irrevocably waived by the Executive.

10.	CHANGE IN CONTROL TERMINATION.

(a)            Notwithstanding any other prov1s10n contained herein, if the Executive's employment hereunder is terminated by the Company without Cause (other than on account of the Executive's death or Disability) or by the Executive for Good Reason, in each case, within 12 months following a Change in Control (as defined below), the Executive shall be entitled to receive the Accrued Amounts and, subject to the Executive's compliance with Section 11 of this Agreement and the Executive's execution and non-revocation of the Release, the Executive shall be entitled to receive the Severance Amount, payable in accordance with Section 8(a).

(b)            For purposes of this Agreement, "Change in Control" shall mean the occurrence of any of the following after the Effective Date:

(i)            one person (or more than one person acting as a group) acquires ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of such corporation; provided that, a Change in Control shall not occur if any person (or more than one person acting as a group) owns more than 50% of the total fair market value or total voting power of the Company's stock and acquires additional stock;

(ii)           one person (or more than one person acting as a group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) ownership of the Company's stock possessing 50% or more of the total voting power of the stock of such corporation; or

(iii)          the sale of all or substantially all of the Company's assets.

Notwithstanding the foregoing, a Change in Control shall not occur unless such transaction constitutes a change in the ownership of the Company, a change in effective control of the Company, or a change in the ownership of a substantial portion of the Company's assets under Code Section 409A. For the avoidance of doubt, a restructuring whereby Diana Derycz-Kessler and Paul Kessler continue to maintain effective control substantially similar to prior the restructuring shall not constitute a Change in Control.

11.	RESTRICTIVE COVENANTS.

(a)	CONFIDENTIALITY.

(i)            The Executive agrees that the Executive shall not, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any person, other than in the course of the Executive's assigned duties and for the benefit of the Company, either during the period of the Executive's employment or at any time thereafter, any business and technical information or trade secrets, nonpublic, proprietary or confidential information, knowledge or data relating to the Company, any of its subsidiaries, affiliated companies or businesses, which shall have been obtained by the Executive during the Executive's employment by the Company (or any predecessor). The foregoing shall not apply to information that (A) was known to the public prior to its disclosure to the Executive; (B) becomes generally known to the public subsequent to disclosure to the Executive through no wrongful act of the Executive or any representative of the Executive; or (C) the Executive is required to disclose by applicable law, regulation or legal process (provided that the Executive provides the Company with prior notice of the contemplated disclosure and cooperates with the Company at its expense in seeking a protective order or other appropriate protection of such information). The terms and conditions of this Agreement shall remain strictly confidential, and the Executive hereby agrees not to disclose the terms and conditions hereof to any person or entity, other than immediate family members, legal advisors or personal tax or financial advisors, or prospective future employers solely for the purpose of disclosing the limitations on the Executive's conduct imposed by the provisions of this Section 11.

(ii)            Notwithstanding the above, pursuant to the Defend Trade Secrets Act of 2016, non-compliance with the disclosure provisions of this Agreement shall not subject the Executive to criminal or civil liability under any federal or state trade secret law for the disclosure of a Company trade secret: (A) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney in confidence solely for the purpose of reporting or investigating a suspected violation of law; (B) in a complaint or other document filed in a lawsuit or other proceeding, provided that any complaint or document containing the trade secret is filed under seal; or (C) to an attorney representing the Executive in a lawsuit for retaliation by the Company for reporting a suspected violation of law or to use the trade secret information in that court proceeding, provided that any document containing the trade secret is filed under seal and the Executive does not disclose the trade secret, except pursuant to court order.

(iii)            Notwithstanding anything to the contrary contained herein, no provision of this Agreement shall be interpreted so as to impede the Executive (or any other individual) from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General, or making other disclosures under the whistleblower provisions of federal law or regulation. The Executive does not need the prior authorization of the Company to make any such reports or disclosures; provided that, to the extent permitted by applicable law, the Executive shall immediately notify the Board of Directors of any possible violations of federal law or regulation and notify the Company at the time that any such reports or disclosures have been made to any governmental agency or entity.

(b)            NON-SOLICITATION. During the Executive's employment and for a period of one (I) year following termination of employment, the Executive shall not, directly or indirectly, do or authorize or assist any other person or entity in doing any of the following acts: solicit, entice, persuade or induce any person to terminate employment with the Company or to refrain from entering into, extending or renewing employment with the Company whether for the Executive's own account or for any other person, firm or company, whether or not such person would breach or prospectively breach any terms of employment by leaving the service of the Company.

(c)            NONCOMPETE DURING THE EXECUTIVE'S EMPLOYMENT. The Executive acknowledges and agrees with the Company that during the course of the Executive's involvement with, service to, and/or employment with the Company, the Executive has had and will continue to have the opportunity to develop relationships with existing employees, vendors, suppliers, customers and other business associates of the Company which relationships constitute goodwill of the Company, and the Company would be irreparably damaged if the Executive were to take actions that would damage or misappropriate such goodwill. Accordingly, the Executive agrees as follows:

(i)            The Executive acknowledges that the Company and its subsidiaries currently conduct their business primarily throughout the United States (the "Territory"). For purposes hereof, the "Territory" shall also include any international market in which the Company or any of its subsidiaries conducts its business, at the time of the Executive's termination of employment. Accordingly, during the period commencing on the Effective Date and ending on the Executive's date of termination of employment, the Executive shall not, directly or indirectly, enter into, engage in, assist, give or lend funds to or otherwise finance, be employed by or consult with, or have a financial or other interest in, any business which engages in marketing, selling or otherwise providing similar products within the Territory, whether for or by himself or as a representative for any other person or entity.

(ii)            Notwithstanding the foregoing, the aggregate passive ownership by the Executive of no more than two percent (on a fully-diluted basis) of the outstanding equity securities of any entity, which securities are traded on a national or foreign securities exchange, quoted on the Nasdaq Stock Market or other automated quotation system, and which entity competes with the Company within the Territory, shall not be deemed to be giving or lending funds to, otherwise financing or having a financial interest in a competitor.

(iii)            The Executive understands that the foregoing restrictions may limit his ability to earn a livelihood in a business similar to the business of the Company, but he nevertheless believes that he has received and will receive sufficient consideration and other benefits as an employee of the Company and as otherwise provided hereunder to clearly justify such restrictions which, in any event (given his education, skills and ability), the Executive does not believe would prevent him from otherwise earning a living.

(d)           USE OF LIKENESS. The Company shall have the right, but not the obligation, to use the Executive's name or likeness for any publicity or advertising purpose.

(e)           INVENTIONS.

(i)            DISCLOSURE OF INVENTIONS RETAINED AND LICENSED. The Executive has attached hereto as Exhibit B a list describing with particularity all inventions, original works of authorship, developments, improvements, and trade secrets made by the Executive prior to the commencement of employment with the Company (collectively referred to as "Prior Inventions"), which belong solely to the Executive or belong to the Executive jointly with another, which relate in any way to any of the Company's actual or anticipated businesses, work products or research and development, and which are not assigned to the Company hereunder; or, if no such list is attached, the Executive represents that there are no such Prior Inventions. If, in the course of employment with the Company, the Executive incorporates into a Company product, process or machine a Prior Invention owned by the Executive or in which the Executive has an interest, the Company is hereby granted and shall have a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license (with the right to sublicense) to make, have made, copy, modify, make derivative works of, use, sell and otherwise distribute such Prior Invention as part of or in connection with such product, process or machine.

(ii)            ASSIGNMENT OF INVENTIONS. The Executive hereby assigns without further payment or remuneration, all right, title and interest to all inventions, formulations,recipes, developments, product or packaging designs, concepts, ideas, processes, know-how, improvements, drawings, layouts, logos, trade names, trade secrets, software or original works of authorship, worldwide, whether or not patentable or subject to registration under copyright, trademark or similar laws, which the Executive solely or jointly conceives or develops or reduces to practice during employment with the Company and which relate in any way to or result from the actual or anticipated business, work products or research and development of the Company (collectively referred to as "Inventions") to the Company, and are hereby owned in their entirety by the Company. In the event any such Inventions may ever be determined by a court of competent jurisdiction not to be a work-made-for-hire, then the Executive agrees without further payment or remuneration to promptly make full written disclosure to the Company, hold in trust for the sole right and benefit of the Company, and exclusively assign to the Company, or its designee, all rights, title and interest in perpetuity throughout the world in and to any and all Inventions that the Executive solely or jointly conceives or develops or reduces to practice, during the Executive's employment with the Company and that relate in any way to any of the Company's actual or anticipated business, work products or research and development. The Executive shall, at the request of the Company, execute such assignments, instruments and/or documents that the Company deems necessary or desirable to evidence, establish, perfect, protect, enforce or defend the Company's rights, title and/or interest in any such Inventions.

(iii)            MAINTENANCE OF RECORDS. The Executive agrees to keep and maintain adequate and current written records of all Inventions that relate in any way to any of the Company's actual or anticipated business, work products or research and development during the Executive's employment with the Company. The records may be in the form of notes, sketches, drawings, flow charts, electronic data or recordings, notebooks, and any other format. The records. will be available to and remain the sole property of the Company at all times. The Executive agrees to return all such records (including any copies thereof) to the Company upon termination of employment with the Company.

(iv)            EXCEPTION TO ASSIGNMENTS. The Executive understands that the provisions of this Agreement requiring the assignment of inventions to the Company do not apply to any invention that qualifies fully under the provisions of California Labor Code Section 2870 ("Section 2870") and that the Company is required to keep all disclosures of Prior Inventions in confidence pursuant to the provisions of California Labor Code Section 2871. Executive will advise the Company promptly in writing of any inventions that Executive believes meet the provisions of Section 2870 and are not otherwise disclosed on Exhibit B. Executive is hereby advised to review California Labor Code Sections 2870-2872 attached hereto as Exhibit C.

(f)            INTELLECTUAL PROPERTY. To the fullest extent permitted by law, all rights worldwide with respect to any and all intellectual or other property, including without limitation, copyrights, trade names, trademarks, patents, designs, logos, ideas, know how, concepts, formulas, recipes, processes, programs, software, codes and Inventions of any nature produced, created or suggested by the Executive during the period of employment or resulting from Executive's services, including works in progress (collectively referred to as "Intellectual Property"), shall be deemed to be a made-for-hire work and shall be the sole and exclusive property of the Company with the right to use same worldwide in perpetuity in any manner without any further payment or remuneration to the Executive. To the extent that any such Intellectual Property does not qualify as a made-for-hire work or if there are any rights that do not accrue to the Company as provided hereunder, the Executive agrees to irrevocably assign and transfer exclusively to Company all right, title and interest in, and to, such property, including, without limitation, any and all copyrights, patents, trade secrets, formulas, designs, programs, trademarks and other rights of any nature whatsoever therein, whether or not now or hereafter known, existing, contemplated, recognized or developed for the Company's use and for any and all purposes without any further payment or remuneration to the Executive. The Executive is aware and hereby acknowledges that new rights to such Intellectual Property may come into being and/or be recognized in the future, under the law and/or in equity (hereafter "New Exploitation Rights"), and the Executive intends to and does hereby exclusively assign, grant and convey to the Company any and all such New Exploitation Rights to such Intellectual Property. The Executive shall, at the request of the Company, execute such assignments, instruments and/or documents that the Company deems necessary or desirable to evidence, establish, perfect, protect, enforce or defend the Company's rights, title and/or interest in any such Intellectual Property.

(g)           RETURN OF COMPANY PROPERTY. On the date of the Executive's termination of employment with the Company for any reason (or at any time prior thereto at the Company's request), the Executive shall return all Company-owned property or data, including, but not limited to, computers, computer files, software, communication devices, memoranda, notes, records, data, lists, drawings, designs, documents, models, equipment, property, customer lists, contact lists intellectual property and other documents, in whatever form (including electronic form) made or compiled by the Executive or received by or made available to the Executive during the period of employment concerning in any way Company's business, including but not limited to, its products, research and development, customers, clients, distributors, vendors, service providers, officers, employees or agents. The Executive may retain the Executive's rolodex and similar address books provided that such items do not include confidential or proprietary customer lists or other confidential information. To the extent that the Executive is provided with a cell phone number by the Company during employment, the Company shall cooperate with the Executive in transferring such cell phone number to the Executive's individual name following termination.

(h)            REFORMATION. If it is determined by a court of competent jurisdiction in any state that any restriction in this Section 10 is excessive in duration or scope or is unreasonable or unenforceable under the laws of that state, it is the intention of the parties that such restriction may be modified or amended by the court to render it enforceable to the maximum extent permitted by the laws of that state.

(i)            TOLLING. In the event of any violation of the provisions of this Section 11, the Executive acknowledges and agrees that the post-termination restrictions contained in this Section 11 shall be extended by a period of time equal to the period of such violation, it being the intention of the parties hereto that the running of the applicable post-termination restriction period shall be tolled during any period of such violation.

12.	REPRESENTATIONS AND WARRANTIES.

(a)            ABILITY TO WORK FOR THE COMPANY. The Executive represents and warrants that Executive has the legal right to work in the United States, the right to enter into this Agreement and to grant the rights herein granted, that Executive neither has made nor will make any contractual or other commitments that would conflict with the performance of Executive's obligations hereunder or the full enjoyment by the Company of the rights herein granted. The Executive further represents and warrants that the Executive will neither do acts nor enter in any commitments in derogation of the rights granted hereby. The Executive further represents and warrants that the performance of Executive's duties and compliance with the terms of this Agreement will not breach any agreement to keep in confidence proprietary or confidential information, knowledge or data acquired prior to the commencement of employment with the Company. The Executive will not disclose to the Company or use any inventions, confidential or non-public proprietary information or material belonging to any previous client, employer or any other party. The Executive will not induce the Company to use any inventions, confidential or non-public proprietary information, or material belonging to any previous client, employer or any other party. The Executive acknowledges and agrees to list on Exhibit Dall agreements (e.g., non-competition agreements, non-solicitation of customers agreements, non-solicitation of employees agreements, confidentiality agreements, inventions agreements) with all former employers, or any other person or entity, that may restrict in any way the Executive's employment with the Company or any obligation the Executive has to the Company (collectively referred to as "Prior Obligations"), or, if no such list is attached, Executive represents that there are no such Prior Obligations.

(b)            OPPORTUNITY TO SEEK COUNSEL. The Executive has been advised to and has been afforded a full opportunity to seek legal counsel prior to signing this Agreement. By signing this Agreement, the Executive acknowledges that he has either met with legal counsel or has waived the right to do so. The Executive has read this entire Agreement and understands its terms.

13.           COOPERATION. Upon the receipt of reasonable notice from the Company (including outside counsel), the Executive agrees that while employed by the Company and thereafter, the Executive will respond and provide information with regard to matters in which the Executive has knowledge as a result of the Executive's employment with the Company, and will provide reasonable assistance to the Company, its affiliates and their respective representatives in defense of any claims that may be made against the Company or its affiliates, and will assist the Company and its affiliates in the prosecution of any claims that may be made by the Company or its affiliates, to the extent that such claims may relate to the period of the Executive's employment with the Company. The Executive agrees to promptly inform the Company if the Executive becomes aware of any lawsuits involving such claims that may be filed or threatened against the Company or its affiliates. The Executive also agrees to promptly inform the Company (to the extent that the Executive is legally permitted to do so) if the Executive is asked to assist in any investigation of the Company or its affiliates (or their actions), regardless of whether a lawsuit or other proceeding has then been filed against the Company or its affiliates with respect to such investigation, and shall not do so unless legally required. Upon presentation of appropriate documentation, the Company shall pay or reimburse the Executive for all reasonable out-of-pocket travel, duplicating or telephonic expenses incurred by the Executive in complying with this Section 13. In addition, the Company shall pay the Executive an hourly fee, in an amount to be mutually agreed upon, for services rendered by the Executive in complying with this Section 13; provided that no such payment shall be required by the Company under this Section 13 during the Term.

14.            EQUITABLE RELIEF AND OTHER REMEDIES. The Executive acknowledges and agrees that the Company's remedies at law for a breach or threatened breach of any of the provisions of Sections 11 or 13 of this Agreement would be inadequate and, in recognition of this fact, the Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available. In the event of a determination by an arbitrator, or a court of competent jurisdiction if applicable, the Executive has violated Section 11 or 13 hereof, any severance being paid to the Executive pursuant to any agreement between the Executive and the Company shall immediately cease.

15.            NO ASSIGNMENTS. This Agreement is personal to each of the parties hereto. The Executive may not assign this Agreement, the Executive's rights hereunder, or delegate the Executive's obligations hereunder, to any party, in whole or in part, without the Company's prior written consent. Any purported assignment or delegation by the Executive in contravention of the foregoing shall be deemed null and void. The Company may assign this Agreement to any successor to all or substantially all of the business and/or assets of the Company. provided that the Company shall require such successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean the Company and any successor to its business and/or assets, which assumes and agrees to perform the duties and obligations of the Company under this Agreement by operation of law or otherwise.

16.            NOTICE. All notices required to be given by either party to the other under this Agreement shall be in writing and delivered to the last address or email address given by the party to whom notice is to be sent. Notice may be hand delivered, or sent by email, United States mail (first-class postage prepaid) or by recognized overnight courier. Notice shall be deemed effective: if delivered by hand, when actually delivered; if delivered by email, 24 hours after being sent, provided that the sender actually receives a receipt by way of answerback or other automatic print out mechanism stating the transmission was successful; if by recognized overnight courier, when actually delivered to the address; or when deposited in the United States mail, 72 hours (Saturdays, Sundays, or public holidays excluded) after dispatch. Notices shall be addressed as follows:

If to the Executive:

At the address (or to the facsimile number) shown

on the records of the Company

If to the Company:

Paul Kessler and Diana Derycz-Kessler

c/o Bristol

662 N. Sepulveda Blvd., Suite 300

Los Angeles, CA 90049

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

17.            SECTION HEADINGS; INCONSISTENCY. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement. In the event of any inconsistency between the terms of this Agreement and any form, award, plan or policy of the Company, the terms of this Agreement shall govern and control.

18.            SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

19.            EXECUTION IN COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument. A PDF or facsimile signature shall be accepted as an original.

20.            APPLICABLE LAW. This Agreement and any dispute concerning the validity, interpretation or breach of any term or condition hereof shall be construed and interpreted under and in accordance with the substantive laws of the State of California.

21.            WAIVER. The failure of a party to insist upon strict adherence to any term, condition or other provision of this Agreement shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term, condition or other provision of this Agreement.

22.            ENTIRE AGREEMENT. This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof, and supersedes any and all prior agreements between the Company and Executive, whether written or oral, relating to any or all matters covered by and contained or otherwise dealt with in this Agreement. No modification, change or amendment of this Agreement or any of its provisions shall be valid, unless in writing and signed by the Executive and another member of the Board of Directors.

23.            ARBITRATION. Any dispute or controversy arising under or relating to this Agreement or the Executive's employment with the Company, shall be settled exclusively by arbitration, conducted in California before a single arbitrator in licensed to practice law in California in accordance with the JAMS Employment Arbitration Rules & Procedures as they exist at the time the arbitration is filed. The decision of the arbitrator will be final and binding upon the parties hereto. Judgment may be entered on the arbitrator's award in any court having jurisdiction. The parties acknowledge and agree that in connection with any such arbitration and regardless of the outcome, (a) to the extent permitted by law, each party shall pay all of its own costs and expenses, including, without limitation, its own legal fees and expenses, and (b) the arbitration costs shall be borne entirely by the Company, including any portion of filing fees that the Executive would not bear if the dispute were to be filed in court.

24.            INDEMNIFICATION; LIABILITY INSURANCE. The Company hereby agrees to indemnify the Executive and hold the Executive harmless to the extent provided under the By-Laws of the Company against and in respect of any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney's fees), losses, and damages resulting from the Executive's good faith performance of the Executive's duties and obligations with the Company. This obligation shall survive the termination of the Executive's employment with the Company. In the event that the Executive is made a party to any proceeding to which these provisions may be applicable (provided that such proceeding has not been brought by the Executive himself), to the extent that the Company does not provide legal counsel in connection with such proceeding pursuant to the Company's (a) directors' and officers' liability insurance or (b) duty to indemnify the Executive, the Company shall promptly reimburse the Executive for all reasonable expenses, including, without limitation, reasonable attorneys' fees and costs, the Executive may incur in connection with or relating to any such proceeding. In addition, the Company shall cover the Executive under directors' and officers' liability insurance both during and, while potential liability exists, after the term of this Agreement in the same amount and to the same extent as the Company covers its other officers and directors.

25.            TAX WITHHOLDING. The Company may withhold from any and all amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

26.	CODE SECTION 409A COMPLIANCE.

(a)            The intent of the parties is that payments and benefits under this Agreement comply with, or be exempt from, Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively "Code Section 409A") and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on the Executive by Code Section 409A or any damages for failing to comply with Code Section 409A.

(b)            A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered "non-qualified deferred compensation" under Code Section 409A unless such termination is also a "separation from service" within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a "termination," "termination of employment" or like terms shall mean "separation from service." If the Executive is deemed on the date of termination to be a "specified employee" within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment that is considered non-qualified deferred compensation under Code Section 409A payable on account of a "separation from service," such payment or benefit shall be made or provided at the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such "separation from service" of the Executive, and (B) the date of the Executive's death (the "Delay Period"). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Executive in a lump sum and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c)            With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Internal Revenue Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of the Executive's taxable year following the taxable year in which the expense occurred.

(d)            For purposes of Code Section 409A, the Executive's right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. In no event may the Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement that is considered nonqualified deferred compensation. In no event shall the timing of Executive's execution of the Release, directly or indirectly, result in the Executive designating the calendar year of payment, and if a payment that is subject to execution of the Release could be made in more than one taxable year, payment shall be made in the later taxable year.

[SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the respective dates written below.

COMPANY: Sugarfina Holdings LLC, a Delaware Limited Liability Company

/s/ Diana Derycz-Kessler	11/10/19

Diana Derycz-Kessler	Date

EXECUTIVE: SCOTT A. LAPORTA, an individual

/s/ Scott LaPorta	11/10/19

Executive Signature	Date

EXHIBIT A

PRELIMINARY PROPOSED BONUS GRIDS FOR FISCAL YEAR 2020

Proposed Revenue Bonus Grid*

Revenue (millions)	Performance vs. Plan	Incentive Multiplier	Revenue Portion of Bonus**
$63.0	140%	200%	$340,000
$60.8	135%	175%	$297,500
$58.5	130%	150%	$255,000
$56.2	125%	140%	$238,000
$54.0	120%	120%	$204,000
$51.8	115%	115%	$195,500
$49.5	110%	110%	$187,000
$47.2	105%	105%	$178,500
$45.0	100%	100%	$170,000 (target)
$44.1	98%	90%	$153,000
$43.2	96%	80%	$136,000
$42.3	94%	70%	$119,000
$41.4	92%	60%	$102,000
$40.5	90%	50%	$85,000
< $39.0 (2019A)	<90%	0%	$0

* For the avoidance of doubt, there will be no straight-line interpolation to determine the revenue portion of the bonus between any of the above revenue hurdles. For example, if fiscal year 2020 revenue is $43.5 million, the revenue portion of the bonus will be $136,000.

** Any revenue bonus payout greater than 100% of the Plan (i.e. resulting in a payout greater than $170,000) will be subject to attainment of EBITDA of at least $3 million. For revenue greater than 140% of the Plan, for each additional 5% performance achieved against the Plan, the Executive will earn an additional payment equal to 10% of the target revenue portion of the bonus. For example, if the Company achieves revenue of $65.5million (145% of the Plan), the Executive will earn an additional payment of $17,000 for a total revenue portion of the bonus of $357,000.

Proposed EBITDA Bonus Grid*

EBITDA (millions)	Performance vs. Plan	Incentive Multiplier	EBITDA Portion of Bonus**
$5.1	170%	200%	$339,000
$4.8	160%	175%	$296,625
$4.5	150%	160%	$271,200
$4.2	140%	145%	$245,775
$3.9	130%	130%	$220,350
$3.6	120%	120%	$203,400
$3.3	110%	110%	$186,450
$3.0	100%	100%	$169,500 (Target)
$2.6	85%	85%	$144,075
$2.1	70%	70%	$118,650
<$2.1	<70%	0%	$0

* For the avoidance of doubt, there will be no straight-line interpolation to determine the EBITDA portion of the bonus between any of the above EBITDA hurdles. For example, if fiscal year 2020 EBITDA is $2.8 million, the EBITDA portion of the bonus will be $152,550.

** For EBITDA greater than 170% of the Plan, for each additional 10% performance achieved against the Plan, the Executive will earn an additional payment equal to 15% of the target EBITDA portion of the bonus. For example, if the Company achieves EBITDA of $5.4 million (180% of the Plan), the Executive will earn an additional payment of $25,425 for a total EBITDA portion of the bonus of $364,425.

EXHIBIT B

LIST OF PRIOR INVENTIONS

AND ORIGINAL WORKS OF AUTHORSHIP

Date	Title	Identifying Number or Brief Description

Initial Below:

SL	No inventions or improvements

---	Additional sheets attached

/s/ Scott LaPorta		11/10/19
Scott A. LaPorta		Date

EXHIBIT C

CALIFORNIA CIVIL CODE SECTIONS 2870-72

Section 2870

(a)            Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of bis or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

(I) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer.

(b)            To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

Section 2871

No employer shall require a provision made void and unenforceable by Section 2870 as a condition of employment or continued employment. Nothing in this article shall be construed to forbid or restrict the right of an employer to provide in contracts of employment for disclosure, provided that any such disclosures be received in confidence, of all of the employee's inventions made solely or jointly with others during the term of his or her employment, a review process by the employer to determine such issues as may arise, and for full title to certain patents and inventions to be in the United States, as required by contracts between the employer and the United States or any of its agencies.

Section 2872

If an employment agreement entered into after January 1, 1980, contains a provision requiring the employee to assign or offer to assign any of bis or her rights in any invention to his or her employer, the employer must also, at the time the agreement is made, provide a written notification to the employee that the agreement does not apply to an invention which qualifies fully under the provisions of Section 2870. In any suit or action arising thereunder, the burden of proof shall be on the employee claiming the benefits of its provisions.

EXHIBIT D

PRIOR OBLIGATIONS

Company Name	Document Name and Explanation of Prior Obligation	Execution Date	Expiration Date

Initial Below:

SL	No prior obligations

___	Additional sheets attached

/s/ Scott LaPorta		11/10/19
Scott A. LaPorta		Date

EXHIBITE RELEASE

GENERAL RELEASE

WHEREAS,      (hereinafter referred to as "Employee") and      _ (hereinafter referred to as "Employer") are parties to an Employment Agreement, dated as of __________ 2019 (the "Employment Agreement'), which provided for Employee's employment with Employer on the terms and conditions specified therein; and

WHEREAS, pursuant to Section [7(a)][8(b)][9(a)] of the Employment Agreement, Employee has agreed to execute a General Release of the type and nature set forth herein as a condition to his entitlement to certain payments and benefits upon his termination of employment with Employer; and

NOW, THEREFORE, in consideration of the premises and mutual promises herein contained and for other good and valuable consideration received or to be received by Employee in accordance with the terms of the Employment Agreement, it is agreed as follows:

1.            Excluding enforcement of the covenants, promises and/or rights reserved herein (including but not limited to those contained in paragraph 3, (a) Employee hereby irrevocably and unconditionally waives, releases, settles (gives up), acquits and forever discharges Employer and each of Employer's owners, stockholders, predecessors, successors, assigns, directors, officers, employees, divisions, subsidiaries, affiliates (and directors, officers and employees of such companies, divisions, subsidiaries and affiliates) and all persons acting by, through, under or in concert with any of them (collectively, the"Releasees"), or any of them, from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys' fees and costs actually incurred) of any nature whatsoever, known or unknown, suspected or unsuspected, including, but not limited to, any claims for salary, salary increases, alleged promotions, expanded job responsibilities, constructive discharge, misrepresentation, bonuses, equity awards of any kind, severance payments, unvested retirement benefits, vacation entitlements, benefits, moving expenses, business expenses, attorneys' fees, any claims which he may have under any contract or policy (whether such contract or policy is written or oral, express or implied), rights arising out of alleged violations of any covenant of good faith and fair dealing (express or implied), any tort, any legal restrictions on Employer's right to terminate employees, and any claims which he may have based upon any Federal, state or other governmental statute, regulation or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, as amended, the Federal Age Discrimination In Employment Act of 1967, as amended ("ADEA''), the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the American with Disabilities Act, as amended ("ADA"), the Civil Rights Act of 1991, as amended, the Rehabilitation Act of 1973, as amended, the Older Workers Benefit Protection Act, as amended ("OWBPA"), the Worker Adjustment Retraining and Notification Act, as amended ("WARN"), the Fair Labor Standards Act, as amended ("FLSA"), the Occupational Safety and Health Act of 1970 ("OSHA"), the Family and Medical Leave Act of 1993, as amended ("FMLA"), the

Sarbanes-Oxley Act of 2002, as amended ("SOX"), Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), the California Fair Employment and Housing Act, the California Family Rights Act, the California Constitution, the California Government Code, the California Business & Professions Code, the California Labor Code, the California Industrial Welfare Commission Orders, any other claim (whether based on federal, state, or local law, statutory or decisional) relating to or arising out of the Employee's employment, the terms and conditions of such employment, the termination of such employment, and/or any of the events relating directly or indirectly to or surrounding the termination of that employment, including but not limited to breach of contract (express or implied), wrongful discharge, discrimination, harassment, retaliation, detrimental reliance, defamation, emotional distress or compensatory or punitive damages, and any claim for attorneys' fees, costs, disbursements and/or the like, that Employee now has, or has ever had, or ever shall have, against each or any of the Releasees, by reason of any and all acts, omissions, events, circumstances or facts existing or occurring up through the date of Employee's execution hereof (any of the foregoing being a "Claim" or, collectively, the "Claims"); and (b) Employee will not now, or in the future, accept any recovery (including monetary damages or any form of personal relief) in any forum, nor will he pursue or institute any Claim against any of the Releasees.

2.            In addition, if applicable Employee expressly waives and relinquishes all rights and benefits afforded by California Civil Code Section 1542 and does so understanding and acknowledging the significance of such specific waiver of Section 1542. Section 1542 states as follows:

"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR."

Thus, notwithstanding the provisions of Section 1542, and for the purpose of implementing a full and complete release and discharge of the Releasees, Employee expressly acknowledges that this Agreement is intended to include in its effect, without limitation, all Claims that Employee does not know or suspect to exist in Employee's favor at the time of execution hereof, and that this Agreement contemplates the extinguishment of any such Claim or Claims.

3.            Notwithstanding the foregoing, Employee has not waived and/or relinquished any rights he may have to file any Claim that cannot be waived and/or relinquished pursuant to applicable laws, including the right to file a charge or participate in any investigation with the Equal Employment Opportunity Commission or any other governmental or administrative agency that is responsible for enforcing a law on behalf of the government. Employee also acknowledges and understands that because Employee is waiving and releasing all claims for monetary damages and any other form of personal relief per paragraph I, Employee may only seek and receive non-personal forms of relief through any such claim. Moreover, this General Release shall not apply to (a) any of the continuing obligations of Employer, Employer's affiliates or any other Releasee under the Employment Agreement, or under any agreements, plans, contracts, documents or programs described or referenced in the Employment Agreement or any other written agreement entered into between Employee and Employer and Employer's affiliates, including any equity or other incentive plan or any qualified or non-qualified employee benefit plan of the Company, (b) any rights Employee may have to obtain indemnity against Employer, its affiliates or any other Releasee pursuant to contract, Employer's certificate of incorporation and by-laws or otherwise, (c) any rights Employee may have to enforce the terms of this General Release or the Employment Agreement, and (d) any claims for accrued, vested benefits under any employee benefit or pension plan of Employer or its affiliates subject to the terms and conditions of such plan or pursuant to applicable law.

4.            Employee understands that he has been given a period of twenty-one (21) days to review and consider this General Release before signing it pursuant to the ADEA. Employee further understands that he may use as much of this 21--day period as Employee wishes prior to signing.

5.             Employee acknowledges and represents that he understands that he may revoke the General Release set forth in paragraph I, including, the waiver of his rights under the Age Discrimination in Employment Act of 1967, as amended, effectuated in this General Release, within seven (7) days of signing this General Release. Revocation can be made by delivering a written notice of revocation to            . For this revocation to be effective, written notice must be received by      no later than the close of business on the seventh day after Employee signs this General Release. If Employee revokes the General Release set forth in paragraphs I and 2, Employer shall have no obligations to Employee under Section [7(a)][8(b)][9(a)] of the Employment Agreement.

6.            Employee represents and acknowledges that in executing this General Release his is not relying upon, and has not relied upon, any representation or statement not set forth herein made by any of the agents, representatives or attorneys of the Releasees with regard to the subject matter, basis or effect of this General Release or otherwise.

7.            This General Release shall not in any way be construed as an admission by any of the Releasees that any Releasee has acted wrongfully or that Employee has any rights whatsoever against any of the Releasees except as specifically set forth herein, and each of the Releasees specifically disclaims any liability to any party for any wrongful acts.

8.            Employee agrees that he will continue to comply with the applicable provisions of Section 10 and Section 12 of the Employment Agreement. Furthermore, Employee agrees not to publicly make or cause to be made negative comments or otherwise disparage Employer or its officers, directors, employees, shareholders, agents or products, in any manner likely to be harmful to them or their business, business reputation or personal reputation. Employer agrees that Diana Jenkins will not publicly make or cause to be made negative comments about Employee or otherwise disparage Employee in any manner that is likely to be harmful to Employer's business or personal reputation. The foregoing shall not be violated by truthful statements in response to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings).

9.            It is the desire and intent of the parties hereto that the provisions of this General Release, be enforced to the fullest extent permissible under law. Should there be any conflict between any provision hereof and any present or future law, such law shall prevail, but the provisions affected thereby shall be curtailed and limited only to the extent necessary to bring them within the requirements of law, and the remaining provisions of this General Release shall remain in full force and effect and be fully valid and enforceable.

10.            Employee represents and agrees (a) that Employee has, to the extent he desires, discussed all aspects of this General Release with his attorney, (b) that Employee has carefully read and fully understands all of the provisions of this General Release, and (c) that Employee is voluntarily executing this General Release.

11.            This General Release shall be governed by, and construed in accordance with, the laws of the State of California, without giving effect to the conflicts of laws principles thereof or to those of any other jurisdiction which, in either case, could cause the application of the laws of any jurisdiction other than the State of California. This General Release is binding on the successors and assigns of the parties hereto; fully supersedes any and all prior agreements or understandings between the parties hereto pertaining to the subject matter hereof; and may not be changed except by explicit written agreement to that effect subscribed by the parties hereto.

PLEASE READ CAREFULLY. THIS GENERAL RELEASE INCLUDES A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

This General Release is executed by Employee and Employer as of the ____________          day o _______,20__

Employee

[ ]

By:,
Title: